May 19, 2016

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   American Independence Funds Trust (“AIFT”) and Rx Funds Trust (“RxFT”) (together the “Trusts”)
SEC File Numbers: 811-21757; 333-124214 / 811-22878; 333-190593

         Responses to comments on the Annual Shareholder Reports (NCSRs) filing submission number 0001398344-16-008835 and 0001398344-16-008837, respectively.

Dear Ms. Fettig:

This letter is in response to the comments you provided on February 29, 2016 to the N-CSR filings for the Trusts submitted on January 7, 2016 (accession nos. 0001398344-16-008835 and 0001398344-16-008837), with respect to the Trusts. Below, please find the response to each comment provided:

1.      Comment: For all series and classes, please make sure to update to reflect any inactive fund or class, such as the Laffer Dividend Growth Fund, the Boyd Watterson Short-Term Enhanced Bond Fund, the Fusion Fund and Class R shares.

Response: We will update the Edgar site to reflect the correct inactive status for certain funds and classes.

2.      Comment: With respect to the Fidelity Bond filing and in accordance with Rule 17g-1(g), please include a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond.

Response: We will file an amendment to the 17g-1 filing stating that the amount of the single insured bond which AIFT and RxFT would have provided and maintained had each not been named as an insured under a joint insured bond are $900,000 and $350,000, respectively.

3.      Comment: In future financial statements, please include the full disclosure regarding the availability of quarterly portfolio holdings in accordance with Item 27(d)(4) of Form N-1A.

Response: In future financial statements, we will include the following:

Availability of Quarterly Portfolio Holdings. The Funds file complete schedules of portfolio holdings with the Commission for the first and third quarters of each fiscal year on Form N-Q, which are available on the Commission’s website at http://www.sec.gov and may be reviewed and copied at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

The following comments relate to the Management Discussions and Fund Performances (“MDFPs”):

4.      Comment: In accordance with Item 27(b)7(ii)(B), include a statement accompanying the performance graph and table to the effect that the performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response: In future shareholder reports, we will include a statement that the performance information in the graphs and tables do not reflect the deduction of taxes.

5.      Comment: In accordance with instruction 1.(d). of Item 27(b)7(ii)(A), base the line graph on the Fund’s required minimum initial investment if that amount exceeds $10,000 and since the class used in the performance graph is the Institutional Class, the minimum stated in the Funds’ prospectuses should be used to create the graph.

Response: In future reports, we will reflect the performance graphs using the appropriate amount greater than $10,000 per the stated minimum investment in the Funds’ prospectuses.

6.      Comment: On page 6 of the RxFT annual report, the last paragraph states the following with respect to the Rx Traditional Allocation Fund: “At the end of the Fund’s fiscal year, the portfolio was approximately 37% in broad global equities, 20% in global fixed income, and 43% in short-term U.S. Treasuries, a position based on our models at that point in time”. There seems to be a disconnect given that these percentages do not agree with the Fund’s holdings at the end of the reporting period.

Response: The sub-adviser made a model change on November 2nd. Instead of using the model percentages that were in effect on October 31st, based on the model implemented on October 23rd, he inadvertently used updated percentages in his commentary. The percentages in the MDFP are incorrect and the Schedule of Investments has the correct numbers.

7.      Comment: On page 9 of the RxFT annual report, the return states 1.10%, but the performance table has -1.10%.

Response: The return stated in the performance table, -1.10%, is the correct return and the MDFP is missing the negative sign in error.

The following comments relate to the Schedules of Investments:

8.      Comment: In the AIFT annual report with respect to the Kansas Tax-Exempt Bond Fund, please modify the Schedule of Investments to meet the requirements of Footnote 2 in Article 12.12 of Regulation S-X, which state to categorize the schedule by (i) type of investment and (ii) the related industry, country or geographic region of the investment.

Response: In our next financial report, we will break down the Schedule of Investments by industry within the Kansas tax-exempt bonds.

9.      Comment: As a best practice and as proposed in the Investment Company Reporting Modernization proposal, with respect to the Boyd Watterson Core Plus Fund, please consider disclosing the terms of variable rates, the base rate, floors, and spreads. Disclosing such information will help investors to better understand the economics of the fund’s investments in variable rate debt securities, such as the effect of a change in the reference rate on the security’s income.

Response: We will consider reporting such information in future reports.

10.   Comment: In RxFT, please include disclosure information on how shareholders may access information on the underlying funds in which the Funds investment more than 25% in a single ETF.

Response: In future reports, we will provide the following sample footnote in the Schedule of Investments for any security in which a Fund invests more than 25%:

The Fund’s investment in the ABC ETF represents XX% of the Fund’s total investments. For further financial information, available upon request at no charge, on the ABC ETF please go to the U.S. Securities and Exchange Commission’s website at http://www.sec.gov or call 1-800-368-2745.

The following comment relates to the Statements of Operations:

11.   Comment: With respect to RxFT, Article 6-07, Section 7(b) of Regulation S-X requires that distributions of realized gains by other investment companies be shown separately under this caption.

Response: In future financial reports, we will disclose that any realized capital gains distributed by underlying investment companies will be reported as a separate line item from the realized gains and losses on investment transactions.

The following comment relates to the Statements of Changes:

12.   Comment: In RxFT, the “accumulated distributions in excess of net investment income” line item in the Statements of Changes does not agree to the lien item in the Statements of Assets and Liabilities.

Response: The line item in the Statements of Assets and Liabilities was not updated for tax adjustments in error.

The following comment relates to the Financial Highlights:

13.   Comment: In AIFT, on page 56, the Financial Highlights includes a footnote stating that certain per share information was calculated based on ending shares outstanding. Please explain further the methodology and whether it is applied consistently.

Response: In previous reporting periods, the Funds used “ending shares outstanding” to calculate the per share data from investment operations, unless during the period, a Fund had significant capital share activity which distorted the per share data, then average shares outstanding during the period were used. For reporting periods beginning October 31, 2015, we have determined to consistently apply the average shares outstanding calculation methodology. We will further clarify this in the footnotes to the financial highlights in future reports.

The following comments relate to the Notes to Financial Statements:

14.   Comment: As a best practice, please consider including whether a Fund is classified as a diversified or non-diversified fund.

Response: In future reports, we will add disclosure in the “Organization” section of the Notes regarding whether a Fund is diversified or non-diversified.

15.   Comment: In future reports, please disclose whether the Funds apply the accounting and reporting guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Certification Topic 946, Financial Services - Investment Companies (ASC 946).

Response: We will provide disclosure in the Notes regarding whether the Funds apply the FASB ASC Topic 946.

16.   Comment: There is an inconsistency between the information provided in Note 3 for AIFT versus RxFT. Please provide similar language in RxFT regarding the Adviser paying the sub-adviser from the advisory fees received from the Fund, and not the Fund paying the sub-adviser fees directly.

Response: In future reports, we will update the language in Note 3 in RxFT to state the following: The sub-advisers are paid a fee by RiskX Investments out of the advisory fees received.

17.   Comment: Note 7 in RxFT on page 32 discusses investments in derivatives, but there was no reference in the Prospectus that the Funds invest in derivatives. Please include only types of investments in the Notes relevant to what the Funds invested in during the reporting period.

Response: In future reports, we will make sure the note states that the Funds did not invest in such instruments during the reporting period and that the Prospectus does not permit such investments.

18.   Comment: In regards to the futures disclosure on page 73 of AIFT, please refer to the July 30, 2012 ICI letter which sets forth the expectations on what should be disclosed. Currently, you state that certain funds “may” enter into financial futures; and you should only disclose if the Funds did enter into such instruments during the reporting period.

Response: In future reports, we will disclose if a Fund has entered into such instruments, state which Fund(s), and we will include specific information as to why we invested into such instruments.

The following comments relate to the Additional Fund Information:

19.   Comment: In the Table of Shareholder Expenses, in accordance with Item 27(d)1 of Form N-1A, in a footnote, please disclose the actual number of days in the period.

Response: In future reports, we will revise our footnote to state the actual number of days as provided in the following sample:

Expenses paid during the period are equal to the annualized expense ratio for each class as indicated above, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

20.   Comment: In the Table of Shareholder Expenses – Actual Expenses, if any fund had an inception date during the reporting period, the expenses paid should be equated with the actual number of days in the period. Please confirm that the actual number of days was used for the Large Cap Growth Fund and for future reports, please add a footnote that includes the actual number of days in the stub period.

Response: In future reports, we will revise our footnote to state the actual number of days in the stub period. In addition, we confirm that the number of days used in the “Actual Expenses” table for the Large Cap Growth Fund was 110 days and all other funds used 184 days.

21.   Comment: There is an inconsistency with the reporting in the Trustees and Officers table. The report for RxFT is missing the length of time served.

Response: The missing information was an oversight and the Trustees listed have served since the inception of the Funds. In future reports, we will be sure to state the length of time served by the Trustees.

The following comments are general comments:

22.   Comment: Be sure that the disclosure regarding advisory fees waived recapture is consistent between the shareholder reports and the prospectuses.

Response: We ensure that the shareholder reports and prospectuses contain similar language regarding the recapture of advisory fees waived.

Under the terms of the expense limitation agreement, any such waiver or reimbursement is subject to later adjustment to allow the Adviser to recoup amounts waived or reimbursed to the extent total annual operating expenses (excluding any taxes, interest expenses relating to dividends on short sales, brokerage fees, non-routine expenses and acquired fund fees) for a fiscal year do not exceed the expense limit that was in place at the time the fees were waived or expenses were assumed. The Adviser shall only be entitled to recoup amounts for a period of three years from the date such amount was waived or reimbursed.

23.   Comment: Regarding the availability of reports on your website, be sure that you are in compliance with Rule 498(e)(2)(iii) of the Securities and Exchange Act of 1933, which requires that a shareholder be able to move directly back and forth from the Summary Prospectus to the Statutory Prospectus and SAI.

498(e)(2)(iii) Permit persons accessing the Summary Prospectus to move directly back and forth between:

(A) Each section of the Summary Prospectus and any section of the Statutory Prospectus and Statement of Additional Information that provides additional detail concerning that section of the Summary Prospectus; or

(B) Links located at both the beginning and end of the Summary Prospectus, or that remain continuously visible to persons accessing the Summary Prospectus, and tables of contents of both the Statutory Prospectus and the Statement of Additional Information that meet the requirements of paragraph (e)(2)(ii) of this section.

Response: We are revising our website and will add additional links to ensure compliance with Rule 498(e)(2)(iii).

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3490 should you have any questions regarding this correspondence.

Sincerely,

/s/

John J. Pileggi

President

American Independence Funds Trust

Rx Funds Trust